Exhibit 99.1

EXECUTION VERSION

September 26, 2023

Republic First Bancorp, Inc.

50 South 16th Street, Suite 2400

Philadelphia, Pennsylvania 19102

Attention: Mr. Thomas X. Geisel

   President, Chief Executive Officer

Ladies & Gentlemen:

This letter of intent (the “Letter of Intent”) is intended to memorialize the current good faith intentions of Republic First, Bancorp, Inc. (“Republic First”) and the Norcross Braca Group with respect to a potential investment by the Norcross Braca Group in Republic First, as reflected in discussions to date.

1.    Investment. Certain members of the Norcross Braca Group (and other investors as may be introduced to Republic First by the Norcross Braca Group) (collectively, the “Investors”) will invest at least $35 million in Republic First (the “Investment”), subject to shareholder approval and all required regulatory approvals in a form acceptable to the Investors. The form of securities issued in the Investment will be determined but will consist of common stock and, solely to the extent necessary to limit the amount of common stock issued in light of regulatory considerations, other forms of securities. The Board of Directors of Republic First (the “Board”) will waive the share ownership restriction set forth in Article XII of the Republic First Articles of Incorporation and waive, satisfy, or obtain required consent to avoid any applicable control share acquisition statute for purposes of the Investment.

2.    Additional Investors. Republic First will use reasonable best efforts and work with Raymond James (with reasonable assistance by the Investors) to raise an additional $60-$70 million from third party investors (the “Additional Investors”), with a minimum required aggregate investment by the Additional Investors of $40 million. The consummation of the investments by the Investors and the Additional Investors will occur simultaneously.

3.    Board of Directors. Concurrently with the execution of a definitive agreement with regards to the Investment (the “Definitive Agreement”), the Investors will have the right to appoint two non-voting observers to the Board. Upon the consummation of the Investment (the “Closing”), the Board will consist of nine members, comprising the Chief Executive Officer of Republic First, two representatives of the Investors, two new independent directors, two Additional Investors or independent directors to be identified by the Additional Investors, and two legacy Republic First Directors, with the other four legacy Republic First Directors resigning at closing. The identity of the Chairman of the Board will be determined at a later date.

4.    Exclusivity. The Definitive Agreement will provide for a customary exclusivity provision whereby Republic First will agree not to engage in discussions or negotiations regarding any proposal or offer by a third party, other than as agreed by the parties, for an alternative transaction without the consent of, and participation with, the Investors.

5.    Interim Operating Covenants. The Definitive Agreement will include customary interim operating covenants in favor of the Investors.

6.    Dismissal of Litigation and Proxy Contest. Promptly following the signing of the Definitive Agreement, the Norcross Braca Group will dismiss all litigation against Republic First without prejudice and cease its proxy solicitation efforts. Promptly following the Closing, the dismissal of such litigation against Republic First will be made with prejudice.

7.    Compensation. Upon the earlier of (1) the Closing or (2) the approval of the Board, the Norcross Braca Group will be paid a consulting fee of at least $6 million and will be reimbursed for at least $4.5 million of its expenses incurred in connection with its existing investment in Republic First and related matters. Additionally, upon the Closing, Republic First will pay reasonable, documented, out-of-pocket legal counsel and investment banker fees and expenses of the Norcross Braca Group in connection with a potential capital raise transaction and any related matters, to the extent actually incurred or earned (collectively, the “Investment Expenses”). The Definitive Agreement will include a customary termination fee, which such termination fee will include the Investment Expenses, in the event the Definitive Agreement is terminated prior to the Closing and, within 12 months thereafter, Republic First consummates an alternative transaction in the form of a capital raise or acquisition/combination. Republic First and Republic First Bank will act as co-obligors with respect to payments of the amounts set forth in this paragraph 7.

8.    Non-Binding. This Letter of Intent is solely intended as an expression of interest and shall not be a legally binding agreement, except the parties hereto shall be bound by the terms of paragraphs 7, 9, 10, and this paragraph 8. Except as aforesaid, neither the Norcross Braca Group nor Republic First shall have any obligation or liability of any kind or nature with respect to the potential investment until such time as they, in their sole discretion, fully execute and deliver a definitive agreement (and then only to the extent therein set forth).

9.    Choice of Law. This Letter of Intent shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the choice of laws principles thereof that would result in the application of any law other than the laws of the State of New York.

10.   Miscellaneous. No provision of this Letter of Intent shall be deemed to be waived by any party unless such waiver is in a writing signed by the party providing the waiver. This Letter of Intent, together with the Confidentiality Agreement executed among the parties on August 12, 2023, as amended from time to time, constitutes the entire legally binding and enforceable agreement between the parties hereto with respect to the subject matter hereof and supersedes and replaces all prior or contemporaneous agreements, written or oral, between such parties with respect to the subject matter hereof.

If the foregoing conforms to your understanding of our arrangements, please so signify by executing the enclosed copy of this Letter of Intent in the space provided and delivering it to us. This Letter of Intent may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one instrument.

We look forward to working with you on the potential investment.

Sincerely, /s/ GEORGE E. NORCROSS, III GEORGE E. NORCROSS, III /s/ GREGORY B. BRACA GREGORY B. BRACA /s/ PHILIP A. NORCROSS PHILIP A. NORCROSS

Signature Page to Letter of Intent

Date Accepted: September 26, 2023

Accepted and agreed:

Republic First Bancorp, Inc.

By: /s/ Thomas X. Geisel

Name: Thomas X. Geisel

Title: President & CEO

Signature Page to Letter of Intent